SEC EXEMPTION #82-4245

B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

03032660

Thursday, October 2, 2003

SUPPL

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosures: Press Release – October 1, 2003
Annual Report and Shareholders' Meeting Materials sent to Shareholders
Interim Report – First Quarter Fiscal 2003

10/22

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

SEC EXEM[illegible] N [illegible]

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

dvd

FIRST QUARTER REPORT

For the First Three Months Ended August 2, 2003

e.commer

video

BFS VIDEO

AMERICAN HOME TREASURES

SEC EXEMPTION #82-4245

Consolidated Statements of Operations

(Unaudited)

For the period ended		August 2, 2003 *13 Weeks Ended*		August 3, 2002 *13 Weeks Ended*
Sales	$	1,463,720	$	1,837,354
Cost of goods sold		477,741		703,243
Gross profit		985,979		1,134,111
Selling expenses		282,215		303,003
Administrative expenses		479,522		409,486
Total selling and administrative expenses		761,737		712,489
Operating earnings before interest, amortization and income taxes		224,242		421,622
Interest expense		58,462		57,503
Operating earnings before amortization and income taxes		165,780		364,119
Amortization of capital assets and deferred development		151,964		140,193
Operating earnings before amortization of AHT Video Library and income taxes		13,816		223,926
Amortization of AHT Video Library		127,374		127,371
Earnings before income taxes		(113,558)		96,555
Income taxes (recovered):				
Current		(39,171)		93,013
Future		(42,600)		(52,675)
		(81,771)		40,338
Net earnings (loss)	$	(31,787)	$	56,217
Weighted average number of shares		7,970,833		8,054,333
Operating earnings before interest, amortization and income taxes per share	$	0.03	$	0.05
Basic and diluted earnings (loss) per share (Note 3)	$	0.00	$	0.01

Consolidated Statements of Retained Earnings

(Unaudited)

For the period ended		August 2, 2003 *13 Weeks Ended*		August 3, 2002 *13 Weeks Ended*
Retained earnings – beginning of period	$	980,301	$	985,831
Net earnings (loss)		(31,787)		56,217
Retained earnings – end of period	$	948,514	$	1,042,048

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited)*

1. Summary of Significant Accounting Policies

The significant accounting policies used in these unaudited interim consolidated financial statements conform with those presented in the corporation's May 3, 2003 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

2. Bank Indebtedness

As of August 2, 2003, the corporation had an operating line of credit in the amount of $2,000,000 (May 3, 2003 – $2,500,000) of which approximately $1,841,000 (May 3, 2003 – $1,128,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

3. Capital Stock

Authorized

Unlimited common shares

Issued – Common Shares

	Shares		Amount
Balance – beginning of year	7,970,833	$	2,131,047
Balance – end of period	7,970,833	$	2,131,047

Consolidated Balance Sheets

SEC EXEMPTION #82-4245

As at		August 2, 2003 *Unaudited*		May 3, 2003 *Audited*
Assets				
Current				
Accounts receivable	$	**1,271,960**	$	1,410,443
Inventories		**1,718,055**		1,808,853
Prepaid video royalties		**1,242,295**		1,020,624
Prepaid expenses and deposits		**118,281**		70,927
Current portion of deferred development costs		**157,740**		166,229
		4,508,331		4,477,076
AHT Video Library		**-**		127,374
Loan receivable		**-**		14,000
Future income taxes recoverable		**21,500**		-
Investment in productions		**85,097**		-
Deferred development costs		**215,446**		208,062
Capital assets		**1,000,906**		1,078,145
	$	**5,831,280**	$	5,904,657
Liabilities				
Current				
Bank indebtedness (Note 2)	$	**1,511,303**	$	1,011,893
Accounts payable and accrued liabilities		**615,155**		974,898
Income taxes payable		**229,912**		285,490
Long-term debt due within one year		**343,750**		375,000
Capital lease obligations due within one year		**27,894**		30,808
		2,728,014		2,678,089
Long-term debt		**-**		62,500
Capital lease obligations		**23,705**		31,620
Future income taxes		**-**		21,100
		2,751,719		2,793,309
Shareholders' Equity				
Capital stock (Note 3)		**2,131,047**		2,131,047
Retained earnings		**948,514**		980,301
		3,079,561		3,111,348
	$	**5,831,280**	$	5,904,657

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

The following table sets out the computation of basic and diluted earnings per share:

		August 2, 2003		August 3, 2002
Numerator:				
Net earnings (loss) available to common shareholders	$	**(31,787)**	$	56,217
Denominator:				
Weighted average shares for basic earnings per share		**7,970,833**		8,054,333
Basic and diluted earnings (loss) per share	$	**0.00**	$	0.01

SEC EXEMPTION #82-4245

Consolidated Statements of Cash Flows

(Unaudited)

For the period ended		**August 2, 2003** ***13 Weeks Ended***		August 3, 2002 *13 Weeks Ended*
Operating activities				
Net earnings (loss)	$	**(31,787)**	$	56,217
Items not affecting cash:				
Future income taxes		**(42,600)**		(52,675)
Forgiveness of loan receivable		**14,000**		14,000
Amortization of capital assets		**110,407**		97,146
Amortization of deferred development costs		**41,557**		43,047
Amortization of AHT Video Library		**127,374**		127,371
		218,951		285,106
Net changes in non-cash working capital balances (*)		**(455,065)**		(261,782)
Cash flows provided by (used by) operating activities		**(236,114)**		23,324
Financing activities				
Increase in bank borrowings		**499,410**		255,105
Repayment of capital lease obligations		**(10,829)**		(26,938)
Repayment of long-term debt		**(93,750)**		(102,084)
Cash flows provided by financing activities		**394,831**		126,083
Investing activities				
Additions to capital assets		**(33,168)**		(97,893)
Additions to investment in productions		**(85,097)**		-
Additions to deferred development costs		**(40,452)**		(51,514)
Cash flows used in investing activities		**(158,717)**		(149,407)
Net change in cash and cash equivalents		**-**		-
Cash and cash equivalents, beginning and end of period	$	**-**	$	-
Interest on long-term debt	$	**29,848**	$	41,047
(*) Components of the net changes in non-cash working capital balances related to operation:				
Decrease in accounts receivable	$	**138,483**	$	54,206
Decrease (increase) in inventories		**90,798**		(134,089)
Increase in prepaid video royalties		**(221,671)**		(203,583)
Increase in prepaid expenses and deposits		**(47,354)**		(369)
Decrease in accounts payable and accrued liabilities		**(359,743)**		(12,059)
Increase (decrease) in income taxes payable		**(55,578)**		34,112
	$	**(455,065)**	$	(261,782)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the first quarter end August 2, 2003.

Sales for the quarter were $1,463,720 compared to $1,837,354 during the same quarter last year. Operating earnings were $224,242 compared to $421,622 last year. Loss before income taxes was $113,558 compared to earnings before income taxes of $96,555 in the same period last year. Net loss for the quarter was $37,787 compared to net earnings of $56,217 in the same quarter last year.

First quarter sales were less than expected due to a slow US retail marketplace and a weak US dollar in comparison to last year. We continue, however, to benefit from savings and new market opportunities from our early decision to invest in the DVD format which now accounts for the majority of our sales. We remain confident of improved performance and profitability for the remainder of the fiscal year.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the BFS Video and American Home Treasures video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America. The company's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Company is also continuing to look for small companies that can be acquired to fit the current business model.

Denis B.E. Donnelly
Chairman, President & CEO
September 29, 2003

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
Email: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com

BFS
ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Wednesday, October 1, 2003

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES FIRST QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, announced its unaudited consolidated financial and operating results for the first quarter ended August 2, 2003.

Sales for the quarter were $1,463,720 compared to $1,837,354 during the same quarter last year. Operating earnings were $224,242 compared to $421,622 last year. Loss before income taxes was $113,558 compared to earnings before income taxes of $96,555 in the same period last year. Net loss for the quarter was $37,787 compared to net earnings of $56,217 in the same quarter last year.

Denis B.E. Donnelly, President and CEO stated, "First quarter sales were less than expected due to a slow US retail marketplace and a weak US dollar in comparison to last year. We continue, however, to benefit from savings and new market opportunities from our early decision to invest in the DVD format which now accounts for the majority of our sales. We remain confident of improved performance and profitability for the remainder of the fiscal year."

FINANCIAL HIGHLIGHTS (unaudited)	Thirteen weeks ended			
	August 2, 2003		August 3, 2002	
Sales	$	1,463,720	$	1,837,354
Operating earnings (EBITDA)[1]		224,242		421,622
Net earnings (loss) before income taxes		(113,558)		96,555
Income taxes expense (recovered)		(81,771)		40,338
Net earnings (loss)		(31,787)		56,217
Operating earnings (EBITDA)[1] per share	$	0.03	$	0.05
Basic and diluted earnings (loss) per share		0.00		0.01

1. BFS uses operating earnings (EBITDA) to assess the operating performance of its business. Operating earnings (EBITDA) represents earnings before interest, income taxes and amortization. Operating earnings (EBITDA) does not have a standardized meaning prescribed by generally accepted accounting principles and therefore, is unlikely to be comparable to operating earnings (EBITDA) as reported by other publicly traded companies.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America. The company's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Company is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com